UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2006, OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD __________ to __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing
Trust and Employee Stock Ownership Plan

Date: December 15, 2006
By:   /s/ THOMAS J. MESS
       Thomas J. Mess
Secretary, Trustees of
The Procter & Gamble
Profit Sharing Trust and
Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit No.
     23                               Consent of Deloitte & Touche LLP

The Procter & Gamble Profit
Sharing Trust and Employee
Stock Ownership Plan

Financial Statements as of and for the
Years Ended June 30, 2006 and 2005,
Suplemental Schedules as of and for the
Year Ended June 30, 2006, and Report of
Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2006 and 2005	3

Notes to Financial Statements as of and for the Years Ended June 30, 2006 and 2005	4-15

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year), as of June 30, 2006	18

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions, for the Year Ended June 30, 2006	19

    NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP
October 3, 2006

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2006 AND 2005

	2006	2005
ASSETS:
Investments—at fair value:
Cash and cash equivalents, plus accrued interest	$41,753,834	$47,917,671
Money market funds	40,271,972	37,397,274
The Procter & Gamble Company common stock—
111,757,509 shares (cost $2,617,768,682) at June 30, 2006;
113,829,710 shares (cost $2,390,448,726) at June 30, 2005	6,213,717,500	6,004,517,203
The Procter & Gamble Company ESOP Convertible
Class A Preferred Stock:
Series A—84,738,317 shares (cost $578,107,952) at June 30, 2005;
87,527,112 shares (cost $597,132,865) at June 30, 2005	4,711,450,425	4,617,055,158
Series B—67,327,297 shares (cost $872,522,475) at June 30, 2006;
68,326,896 shares (cost $885,477,122) at June 30, 2005;	3,743,397,713	3,604,243,764
The J.M. Smucker Company common stock—
760,755 shares (cost $9,747,315) at June 30, 2006;
847,619 shares (cost $10,232,277) at June 30, 2005	34,005,748	39,787,236
Mutual funds	576,294,951	762,967,273
Common collective trust fund	313,496,573
Loans to participants	63,621,481	61,069,923

Investments—at contract value:
J.P. Morgan Stable Value Fund	241,810,131	239,824,702
Deferred annuities		1,281,850

Total investments	15,979,820,328	15,416,062,054

Contribution receivable from The Procter & Gamble Company	214,475,018	202,934,183
Dividends receivable—preferred stock	20,732,000	19,214,000

Total receivables	235,207,018	222,148,183

Total assets	16,215,027,346	15,638,210,237

LIABILITIES:
Interest payable on notes and debentures	52,636,383	51,771,765
Note payable to The Procter & Gamble Company
(Series A Preferred Stock)	232,437,483	254,112,449
Note payable to The Procter & Gamble Company
(Series B Preferred Stock)	50,636,250
Debentures (Series B Preferred Stock)	1,000,000,000	1,000,000,000

Total liabilities	1,335,710,116	1,305,884,214

NET ASSETS AVAILABLE FOR BENEFITS	$14,879,317,230	$14,332,326,023

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$869,494,816	$(434,048,891)
Net appreciation in contract value of investments	7,103,439	8,174,201
Dividends	312,431,284	287,534,726
Interest on investments	20,459,914	21,431,333
Interest on loans to participants	3,996,181	3,328,547

Total investment income (loss)	1,213,485,634	(113,580,084)

Contributions by The Procter & Gamble Company
(net of forfeitures of $662,592 in 2006 and $981,959 in 2005)	214,823,524	224,877,097
Employee contributions	79,607,427	73,732,105
Employee rollovers	1,129,595	1,579,440

Total contributions	295,560,546	300,188,642

Total additions	1,509,046,180	186,608,558

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock—
6,182,647 shares (cost $86,862,495) in 2006;
7,073,325 shares (cost $91,246,047) in 2005	353,197,513	383,712,009
Cash	395,109,777	378,612,816
Mutual funds and deferred annuities	1,030,619	21,837
Interest expense	110,022,480	109,428,887
Administrative expenses	3,052,076	2,286,346

Total deductions	862,412,465	874,061,895

TRANSFER—To The Procter & Gamble Retiree Benefit Trust	(99,642,508)	(87,335,918)

NET INCREASE (DECREASE) IN NET ASSETS	546,991,207	(774,789,255)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,332,326,023	15,107,115,278

End of year	$14,879,317,230	$14,332,326,023

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST

AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

1.	PLAN DESCRIPTION

General—The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust (“RT”) and the Employee Stock Ownership Trust (“ESOT”). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan document should be referred to for the complete text of the Plan agreement.

The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (“Series A Preferred Stock”) (see Note 3). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 5) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company’s contribution to the Plan.

In May 1990, the Company’s Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company’s postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 6) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (“Series B Preferred Stock”) (see Note 4) (the “Original Loan”). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 4). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 6).

At June 30, 2006 and 2005, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $2,682,599,860 and $2,601,722,000, respectively. The related postretirement obligations are not a component of the Plan’s obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

The balances of the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and Other for the years ended June 30, 2006 and 2005 are summarized as follows:

	June 30, 2006
	Series A	Series B	Other	Total

Short-term investments, plus
accrued interest	$8,718,665	$30,150,090		$38,868,755
Company common stock			$116,487,226	116,487,226
Series A Preferred Stock	4,711,450,425			4,711,450,425
Series B Preferred Stock		3,743,397,713		3,743,397,713
Mutual funds and other investments			49,275,335	49,275,335
Loans to participants			239,942	239,942

Total investments	4,720,169,090	3,773,547,803	166,002,503	8,659,719,396

Dividends receivable	12,955,000	7,777,000		20,732,000

Total assets	4,733,124,090	3,781,324,803	166,002,503	8,680,451,396

Interest payable on notes and debentures	(4,547,690)	(48,088,693)		(52,636,383)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(232,437,483)			(232,437,483)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)		(50,636,250)		(50,636,250)
Debentures (Series B Preferred Stock)		(1,000,000,000)		(1,000,000,000)

Total liabilities	(236,985,173)	(1,098,724,943)		(1,335,710,116)

ESOT net assets	$4,496,138,917	$2,682,599,860	$166,002,503	$7,344,741,280

	June 30, 2005
	Series A	Series B	Other	Total

Short-term investments, plus
accrued interest	$9,158,321	$37,200,236		$46,358,557
Company common stock			$64,927,232	64,927,232
Series A Preferred Stock	4,617,055,158			4,617,055,158
Series B Preferred Stock		3,604,243,764		3,604,243,764
Mutual funds and other investments			45,031,401	45,031,401
Loans to participants			224,730	224,730

Total investments	4,626,213,479	3,641,444,000	110,183,363	8,377,840,842

Dividends receivable	12,086,000	7,128,000		19,214,000

Total assets	4,638,299,479	3,648,572,000	110,183,363	8,397,054,842

Interest payable on notes and debentures	(4,971,765)	(46,800,000)		(51,771,765)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(254,112,449)			(254,112,449)
Debentures (Series B Preferred Stock)		(1,000,000,000)		(1,000,000,000)

Total liabilities	(259,084,214)	(1,046,800,000)	-	(1,305,884,214)

ESOT net assets	$4,379,215,265	$2,601,772,000	$110,183,363	$7,091,170,628

The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and Other are summarized as follows for the years ended June 30, 2006 and 2005:

	Series A	Series B	Other	Total

ESOT net assets—June 30, 2004	$4,688,976,472	$2,802,812,612	$59,880,802	$7,551,669,886

Net (depreciation) appreciation in fair
value of investments	(193,515,944)	(115,240,537)	41,361,828	(267,394,653)
Net appreciation in contract value
of investments			518,381	518,381
Interest on investments and dividends	93,258,475	73,381,405	1,676,182	168,316,062
Interest on loans to participants			14,713	14,713
Contributions by The Procter &
Gamble Company		21,754,438		21,754,438
Distributions to participants	(9,687,684)		(177,222,193)	(186,909,877)
Interest expense	(15,828,887)	(93,600,000)		(109,428,887)
Administrative expense			(33,517)	(33,517)
Conversions to other investments	(183,987,167)		183,987,167
Net transfers among trusts		(87,335,918)		(87,335,918)

ESOT net assets—June 30, 2005	4,379,215,265	2,601,772,000	110,183,363	7,091,170,628

Net appreciation in fair
value of investments	210,464,330	196,473,960	48,670,313	455,608,603
Net appreciation in contract value
of investments			482,761	482,761
Interest on investments and dividends	100,636,236	79,521,351	2,707,424	182,865,011
Interest on loans to participants			14,851	14,851
Distributions to participants	(11,347,861)		(164,332,915)	(175,680,776)
Interest expense	(14,497,537)	(95,524,943)		(110,022,480)
Administrative expense			(54,810)	(54,810)
Conversions to other investments	(168,331,516)		168,331,516
Net transfers among trusts		(99,642,508)		(99,642,508)

ESOT net assets—June 30, 2006	$4,496,138,917	$2,682,599,860	$166,002,503	$7,344,741,280

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of Company contributions (see Note 7), his or her employee contributions and rollovers (see Note 8), and Plan earnings. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participants have the option of receiving cash for dividends earned on shares of Company common stock and Company Class A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.

The annual Company contribution made to the Plan on behalf of participants is initially invested in Company common stock. The Company Class A Preferred contribution is initially invested in Company Class A Preferred stock. Vested participants may then allocate the annual Company contribution received between the money market fund, individual deferred annuities, the bond fund, the stable value fund, and Company common stock. Employee contributions, account balances of vested participants that have reached the age of fifty, and account balances of participants in the Retirement Plus feature may be allocated to any of the investment options within the Plan.

Retirement Plus—The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $1,000, effective March 28, 2005, and $5,000, prior to March 28, 2005, to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her employer-contributed account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant’s account is credited with an allocation of Plan earnings.

Vesting—A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the plan agreement; however, the participant is immediately 100% vested in the Company’s additional preferred contributions and Company stock dividends paid after July 1, 2004.

Participant Loans—The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

Payment of Benefits—Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70½). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant’s life expectancy. Effective July 1, 2004, the Plan no longer permits active participants to receive annual in-service withdrawals.

Forfeited Accounts—Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

The J.M. Smucker Company Common Stock—In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. Vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker within the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, Smucker common stock, investment contracts, a common collective trust fund and various mutual funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its benefit-responsive contract (Note 11), which is valued at contract value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. Fair value of the Series A Preferred Stock and Series B Preferred Stock is determined as the greater of the fair value of Company common stock as defined in the Plan document or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 3 and 4). The Series A and Series B Preferred Stock and the Company common stock included in the statements of net assets are recorded at $55.60 and $52.75 per share as of June 30, 2006 and 2005, respectively. Deferred annuities are recorded at contract value (cost plus accumulated interest), which approximates fair value. Mutual funds and the common collective trust fund (collectively, “Funds”) are valued by the Funds’ managers based upon the fair values of the Funds’ underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan’s institutional funds are netted with earnings by JP Morgan and reported to the Company as a net amount. Loan administration fees paid by participants, totaling $411,076 and $293,647 for the years ended June 30, 2006 and 2005, respectively, are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping and other fees paid to JP Morgan Retirement Plan Services, Towers Perrin, and Fidelity totaling $2,641,000 and $1,992,699 for the years ended June 30, 2006 and 2005, respectively, are paid by the Plan and/or the participants and are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis, totaling $50 and $46 annually per participant for the years ended June 30, 2006 and 2005, respectively. In addition, effective July 1, 2005, participants are charged an annual fee based on a percentage of the participant’s total account balance quarterly for recordkeeping expenses. For the year ended June 30, 2006, the percentage equaled approximately 0.006%. Payment of the fee is pro-rated between the participant’s RT and ESOT balances. The Plan will pay any amount not covered by the participant’s account balance.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	SERIES A PREFERRED STOCK

Conversion, Distribution and Liquidation Rights—The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be “put” to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to alternative investments, which are held by the Plan. Participants in the Retirement Plus, however, must maintain at least 40% of their employer contributed account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2006 and 2005 was $55.60 and $52.75, respectively, per share. During 2006 and 2005, respectively, 2,788,795 (cost $19,024,912, fair value $168,331,516) and 3,280,459 (cost $22,379,136, fair value $183,186,561) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility—All participants are eligible for allocation of Series A Preferred Stock.

Dividend Rights—In 2006 and 2005, annual dividends totaled $1.15 and $1.03 per share, respectively, and were paid quarterly at $0.28 per share for the first three quarters in 2006, and $0.31 per share for the last quarter in 2006 and quarterly at $0.25 per share for the first three quarters in 2005 and $0.28 per share for the last quarter in 2005. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

Call Provisions—The Series A Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights—Each share is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer—The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts—Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 5). During 2006 and 2005, respectively, 2,497,955 and 2,673,214 shares of Series A Preferred Stock valued at $139,822,790 and $142,171,865, respectively, were released for allocation to participant accounts, of which $134,105,641 and $135,464,921, respectively, was used to fund a portion of the annual profit sharing contribution and $5,717,149 and $6,706,944, respectively, was used to fund annual dividends on allocated shares. At June 30, 2006 and 2005, 23,124,825 and 25,622,780 shares of Series A Preferred Stock, respectively, were unallocated.

4.	SERIES B PREFERRED STOCK

Conversion, Distribution and Liquidation Rights—The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be “put” to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2006 and 2005 was $55.60 and $52.75, respectively, per share. During 2006 and 2005, respectively, 999,599 (cost $12,954,647, fair value $57,320,167) and 1,600,000 (cost $20,735,825, fair value $87,335,918) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility—Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

Dividend Rights—In 2006 and 2005, annual dividends totaled $1.15 and $1.0465 per share, respectively, and were paid quarterly at $0.28 per share for the first three quarters in 2006, and $0.31 per share for the last quarter in 2006 and quarterly at $0.2555 per share for the first three quarters in 2005 and $0.28 per share for the last quarter in 2005. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

Call Provisions—The Series B Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights—Each share is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer—The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts—Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 6). During 2006 and 2005, respectively, 743,727 and 2,189,972 shares of Series B Preferred Stock valued at $43,150,050 and $116,310,370, respectively, were released for allocation to participant accounts. At June 30, 2006 and 2005, 45,593,837 and 46,337,566 shares of Series B Preferred Stock, respectively, were unallocated.

5.	NOTES PAYABLE (SERIES A PREFERRED STOCK)

The ESOT entered into a note payable to The Procter & Gamble Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2006 and 2005 were $232,437,483 and $254,112,449, respectively. No additional borrowings were allowed during the years ended June 30, 2006 and 2005.

The scheduled amortization of the loan for the next five years and thereafter is as follows: 2007--$20,310,807; 2008--$18,946,648; 2009--$18,188,782; 2010--$17,430,917; 2011--$16,521,477; and thereafter--$141,038,852.

6.	DEBENTURES (SERIES B PREFERRED STOCK)

The $1,000,000,000 debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest will be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,190,177,000 and $1,343,800,000, respectively, at June 30, 2006 and 2005.

The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2007--$31,510,000; 2008--$34,650,000; 2009--$38,110,000; 2010--$41,920,000; 2011--$46,100,000; and thereafter--$807,710,000.

In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2006 were $50,636,250.

7.	COMPANY CONTRIBUTION

The annual contribution by the Company to participants’ accounts (“Annual Fund Credit”) is based on individual base salaries and years of service not to exceed 15% of a Plan participant’s total compensation as defined in the Plan document. The Company’s cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 3). The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 5 and 6).

Company contributions to the Plan for the years ended June 30, 2006 and 2005, are as follows:

	2006	2005
Contribution for Annual Fund Credit:
Series A Preferred Stock	$134,105,641	$135,464,921
Cash	80,717,883	67,657,738
Contribution for debt service - Cash	-	21,754,438

Total	$214,823,524	$224,877,097

8.	EMPLOYEE CONTRIBUTIONS

Participants may elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (the “IRS”) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with new IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2006 and 2005, an additional $5,000 and $4,000, respectively, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $15,000 in 2006 and $14,000 in 2005.

9.	INVESTMENTS

The Plan’s investments consist of the following at June 30, 2006 and 2005. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2006	2005
At fair value:
Common stock (A)—
The Procter & Gamble Company	$6,213,717,500	$6,004,517,203
Preferred stock—
The Procter & Gamble Company ESOP
Convertible Class A:
Series A (A)	4,711,450,425	4,617,055,158
Series B	3,743,397,713	3,604,243,764
Other investments	1,069,444,559	949,139,377

	15,738,010,197	15,174,955,502
At contract value—J.P. Morgan Stable Value
fund and deferred annuities	241,810,131	241,106,552

Total	$15,979,820,328	$15,416,062,054

(A) Nonparticipant-directed.

For the years ended June 30, 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

	2006	2005
At fair value─
Net appreciation (depreciation) in fair value of:
The Procter & Gamble Company common stock	$382,375,490	$(155,218,643)
The Procter & Gamble Company Series A
Preferred Stock	210,464,330	(193,515,944)
The Procter & Gamble Company Series B
Preferred Stock	196,473,961	(115,240,537)
Mutual funds and other investments	80,181,035	29,926,233

	869,494,816	(434,048,891)

At contract value—
Net appreciation in contract value of the J.P. Morgan
Stable Value Fund	7,103,439	8,174,201

Total	$876,598,255	$(425,874,690)

10.	NONPARTICIPANT-DIRECTED INVESTMENTS

Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred stock.

Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2006 and 2005 is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2006 and 2005 is as follows:

	2006	2005
Net assets—The Procter & Gamble Company
common stock	$6,213,717,500	$6,004,517,203

The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2006 and 2005, are as follows:

	2006	2005
Net appreciation (depreciation) in fair value	$382,375,490	$(155,218,643)
Dividends	132,301,079	120,509,200
Contributions	232,302,637	232,562,283
Distributions to participants	(563,726,998)	(563,929,541)
Net interfund transfers	(134,799,159)	(50,880,623)
Conversion from preferred stock	160,747,248	180,070,452

Net changes in assets	209,200,297	(236,886,872)

Net assets—beginning of year	6,004,517,203	6,241,404,075

Net assets—end of year	$6,213,717,500	$6,004,517,203

11.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

During the plan year ended June 30, 2004, the Plan entered into a benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the “issuers”). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate was 5.00% and 4.47% and at June 30, 2006 and 2005, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the years ended June 30, 2006 and 2005 was 4.93% and 3.62%, respectively.

12.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Investor Services (“J.P. Morgan”). J.P. Morgan is the custodian, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2006 and 2005, borrowings outstanding under the two term loan agreements (see Notes 5 and 6) between The Procter & Gamble Company, the sponsoring employer, and the Plan were $283,073,733 and $254,112,449, respectively.

The debentures (see Note 6) are guaranteed by the Company.

At June 30, 2006 and 2005, the Plan held shares of The Procter & Gamble Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2006 and 2005 as follows:

	2006	2005
Common stock:
Shares	111,757,509	113,829,710
Cost	$2,617,768,682	$2,390,448,726
Dividend income	$132,301,079	$120,509,200

Series A Preferred Stock:
Shares	84,738,317	87,527,112
Cost	$578,107,952	$597,132,865
Dividend income	$99,489,546	$92,213,635

Series B Preferred Stock:
Shares	67,327,297	68,326,896
Cost	$872,522,475	$885,477,122
Dividend income	$78,245,445	$72,535,897

13.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

14.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2006

Identity of Issue	Description of Investment	Contract Value

At Fair Value:
SHORT-TERM INVESTMENTS:
J.P. Morgan Chase Bank*	Liquified Cash**	$ 41,753,834
J.P. Morgan Chase Bank*	Money Market Fund**	40,271,972

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value, 111,757,509 shares (cost $2,617,768,682)	6,213,717,500

THE PROCTER & GAMBLE COMPANY*	Series A ESOP Convertible Class A Preferred Stock
	no par value, 84,738,317 shares (cost $578,107,952)	4,711,450,425

THE PROCTER & GAMBLE COMPANY*	Series B ESOP Convertible Class B Preferred Stock
	no par value, 67,327,297 shares (cost $872,522,475)	3,743,397,713

THE J.M. SMUCKER COMPANY	Common stock, no par value, 760,755 shares**	34,005,748

MUTUAL FUNDS:
PimCo	Bond Fund**	198,927,839
Fidelity	Diversified International Fund**	180,476,510
Royce	Low Priced Stock Fund**	196,890,602

COMMON COLLECTIVE TRUST FUND-
Barclays	Global Equity Fund**	313,496,573

LOANS TO PARTICIPANTS	Various participants, interest rates ranging from 5.00% to 10.50% - various maturities through December 2015	63,621,481

Total		15,738,010,197

At Contract Value:
THE J.P. MORGAN STABLE VALUE FUND:
US Treasury	US Treasury Note 3.625%, due June 30, 2007**	196,805
US Treasury	US Treasury Note 4.625%, due March 31, 2008**	39,622
Common Collective Trusts Funds:
J.P. Morgan Chase Bank*	Liquidity Fund**	2,818,496
J.P. Morgan Chase Bank*	Intermediate Bond Fund**	228,829,280
Monumental Life Insurance Company,
Bank of America, N.A., State Street Bank
and Trust Company	Wrapper Contract**	9,925,928

Total		241,810,131

TOTAL ASSETS		$ 15,979,820,328

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

YEAR ENDED JUNE 30, 2006
FORM 5500, SCHEDULE H, PART IV, LINE 4j -- SCHEDULE OF REPORTABLE TRANSACTIONS

Description of Asset	Purchases (A)		Sales		Cost of Sales	Gain on Sale

SINGLE TRANSACTIONS--
None

SERIES OF TRANSACTIONS (B)--
The Procter & Gamble Company
Common Stock	$457,447,949	(348)	$448,534,923	(591)	$196,756,626	$251,778,297

NOTES:

A.	The market value of all assets acquired at the time of acquisition is equal to the purchase price.

B.	The numbers in parentheses represent the number of transactions.